Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

Mexico City, United Mexican States, 01210

November 27, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Registration Statement on Form F-3
Filed October 7, 2020
File No. 333-249370

Ladies and Gentlemen:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Company”) hereby respectfully requests withdrawal of its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated November 25, 2020. The Company will request acceleration of effectiveness for the above-referenced Registration Statement by separate letter.

Please contact Grissel A. Mercado and Antonia E. Stolper of Shearman & Sterling LLP, counsel to the Company, at (212) 848-8081 and (212) 848-5009 if you have any other questions or concerns regarding this matter.

Very truly yours,

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

/s/ Jaime Pous
Jaime Pous
Interim Chief Financial Officer and Senior Vice President Chief Legal Officer and Corporate Affairs